Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of August 15, 2025, by and among CVAN Holdings, LLC, CVAN Holdings Sub I, LLC, CVAN Holding Company, LLC, TWG Public Investments, LLC, TWG Private Investment Holdings, LLC, TWG MB Portfolio Holdings, LLC, TWG MB Holding Company, LLC, TWG Global, LLC, TWG Global Manager, LLC and Mark Walter

Exhibit 99.1

JOINT FILING AGREEMENT

This Joint Filing Agreement (this "Agreement") is made and entered into as of this 15th day of August, 2025, by and among CVAN Holdings, LLC, CVAN Holdings Sub I, LLC, CVAN Holding Company, LLC, TWG Public Investments, LLC, TWG Private Investment Holdings, LLC, TWG MB Portfolio Holdings, LLC, TWG MB Holding Company, LLC, TWG Global, LLC, TWG Global Manager, LLC and Mark Walter.

The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G in respect of the Class A common stock, $0.001 par value per share, of Carvana Co. is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

CVAN Holdings, LLC

By: /s/ Joseph Nicosia
Name: Joseph Nicosia
Title: Authorized Person

CVAN Holdings Sub I, LLC

By: /s/ Joseph Nicosia
Name: Joseph Nicosia
Title: Authorized Person

CVAN Holding Company, LLC

By: TWG Global Manager, LLC, its manager

By: /s/ Joseph Nicosia
Name: Joseph Nicosia
Title: Authorized Person

TWG Public Investments, LLC

By: TWG Global Manager, LLC, its manager

By: /s/ Joseph Nicosia
Name: Joseph Nicosia
Title: Authorized Person

TWG Private Investment Holdings, LLC

By: TWG Global Manager, LLC, its manager

By: /s/ Joseph Nicosia
Name: Joseph Nicosia
Title: Authorized Person

TWG MB Portfolio Holdings, LLC

By: TWG Global Manager, LLC, its manager

By: /s/ Joseph Nicosia
Name: Joseph Nicosia
Title: Authorized Person

TWG MB Holding Company, LLC

By: TWG Global Manager, LLC, its manager

By: <u>/s/ Joseph Nicosia</u>
Name: Joseph Nicosia
Title: Authorized Person

TWG Global, LLC

By: TWG Global Manager, LLC, its manager

By: <u>/s/ Joseph Nicosia</u>
Name: Joseph Nicosia
Title: Authorized Person

TWG Global Manager, LLC

By: <u>/s/ Joseph Nicosia</u>
Name: Joseph Nicosia
Title: Authorized Person

Mark Walter

By: <u>/s/ Mark Walter</u>